CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-263376) of UBS AG and on Form S-3 (No. 333-111572) of Corporate Asset Backed Corporation of our report dated March 14, 2023, relating to the financial statements of Credit Suisse AG and its subsidiaries (the "Bank") and the Bank's effectiveness of internal control over financial reporting, which appears in Credit Suisse Group AG's and Credit Suisse AG's Annual Report on Form 20-F for the year ended December 31, 2022.

/s/ PricewaterhouseCoopers AG

Zurich, Switzerland
December 7, 2023

PricewaterhouseCoopers AG, Birchstrasse 160, Postfach, CH-8050 Zurich, Switzerland
T: +41 58 792 44 00, www.pwc.ch